SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                             SOLITRON DEVICES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    834256208
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                                 (CUSIP Number)

                                 August 9, 2005
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             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      |_|   Rule 13d-1 (b)
      |X|   Rule 13d-1 (c)
      |_|   Rule 13d-1 (d)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 834256208               SCHEDULE 13G                 Page 2 of 5 Pages
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      BRUCE PAUL
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
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3     SEC USE ONLY


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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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                  5     SOLE VOTING POWER

                        147,500
                  --------------------------------------------------------------
                  6     SHARED VOTING POWER
  NUMBER OF
 BENEFICIALLY           -0-
   OWNED BY       --------------------------------------------------------------
     EACH         7     SOLE DISPOSITIVE POWER
  REPORTING
    PERSON              147,500
     WITH         --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER

                        -0-
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      147,500
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*

                                                                             |_|
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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      7.1%
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12    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 834256208               SCHEDULE 13G                 Page 3 of 5 Pages

Item 1(a) Name of Issuer

      SOLITRON DEVICES, INC.

Item 1(b) Address of Issuer's Principal Executive Office

      3301 Electronics Way
      West Palm Beach, Fl 33407

Item 2(a) Name of Person Filing

      Bruce Paul

Item 2(b) Address of Principal Business Office

      1 Hampton Road
      Purchase, NY 10577

Item 2(c) Citizenship

      United States

Item 2(d) Title of Class of Securities

      Common Stock, par value $0.01 per share

CUSIP No. 834256208               SCHEDULE 13G                 Page 4 of 5 Pages

Item 2(e) CUSIP Number          834256208

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13-2(b) or (c), check whether the person filing is a:

      (a)   |_|   Broker of Dealer registered under Section 15 of the Act

      (b)   |_|   Bank as defined in Section 3(a)(6) of the Act

      (c)   |_|   Insurance company as defined in Section 3(a)(19) of the Act

      (d)   |_|   Investment Company registered under section 8 of the
                  Investment Company Act of 1940

      (e)   |_|   An Investment Adviser in accordance with 13-1(b)(1)(ii)(E)

      (f)   |_|   An Employee Benefit Plan or Endowment Fund in accordance with
                  13d-1(b)(1)(ii)(F)

      (g)   |_|   A Parent Holding Company or Control Person in accordance with
                  13d-1(b)(1)(ii)(G)

      (h)   |_|   A Savings Association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act

      (i)   |_|   A Church Plan that is excluded from the definition of an
                  Investment Company under Section 3(c)(14) of the Investment
                  Company Act of 1940

      (j)   |_|   Group, in accordance with 13d-1(b)(1)(ii)(J)

Item 4 Ownership

Item 4(a)(b) (c) Amount Beneficially Owned, percent of class and number of shares as to which person has voting and dispositive power:

As of August 9, 2005, the amount of shares beneficially owned by the reporting person is 147,500 or 7.1% percent of class, consisting of the following (i) 142,500 shares owned directly by Mr. Paul and (ii) 5,000 shares owned by Mr. Paul's daughter. Mr. Paul disclaims beneficial ownership to the shares owned by his daughter.

Item 5 Ownership of Five Percent or Less of a Class

      N/A

Item 6 Ownership of More than Five Percent on Behalf of Another Person

      Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Not applicable

CUSIP No. 834256208               SCHEDULE 13G                 Page 5 of 5 Pages

Item 8 Identification and Classification of Members of the Group

      Not applicable

Item 9 Notice of Dissolution of Group

      Not applicable

Item 10 Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2005


                                                /s/ Bruce Paul
                                                --------------------------------
                                                         Bruce Paul